NOL

09047267

RECEIVED
2009 NOV -5 A 10:22

29 October 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made the following announcements and media releases:-

1) NOL Group Unaudited Quarterly Financial Statements for the 3rd Quarter ended 18 September 2009

2) Press Release on NOL Group Unaudited Quarterly Financial Statements for the 3rd Quarter ended 18 September 2009

3) Presentation on NOL Group Unaudited Quarterly Financial Statements for the 3rd Quarter ended 18 September 2009 by NOL Group President & Chief Executive Officer and NOL Group Deputy President & Chief Financial Officer

Attached are copies of the announcements and media releases for your attention, please.

Yours faithfully

Wong Kim Wan (Ms)
Company Secretary

Encs
/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Q3 2009 Results) - 29Oct09.DOC

dlw 11/5

APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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Third Quarter * **Financial Statement And Dividend Announcement**
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	29-Oct-2009 19:31:15
Announcement No.	00116

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	18-09-2009

Attachments

- NOL_Q3_2009_Results_Financial.pdf
- NOL_Q3_2009_Results_Press_Release.pdf
- NOL_Q3_2009_Results_Presentation.pdf

Total size = **494K**
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RECEIVED
2009 NOV -5 A 10:12

SEC Exemption
No. 82-2605

NOL

NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Quarterly Financial Information
For the 3rd Quarter Ended 18 September 2009

1.(a)(i) Consolidated Income Statement

	Group			Group		
	YTD 2009 US$'000	YTD 2008 US$'000	% Increase/ (Decrease)	Q3 2009 US$'000	Q3 2008 US$'000	% Increase/ (Decrease)
Revenue	4,495,630	6,995,939	(36)	1,564,421	2,353,403	(34)
Cost of sales	(4,516,343)	(6,165,873)	(27)	(1,538,167)	(2,106,121)	(27)
Gross (loss)/profit	(20,713)	830,066	N/M	26,254	247,282	(89)
Other gains (net)						
- Miscellaneous	11,211	32,831	(66)	2,550	5,315	(52)
- Finance and investment income	4,958	10,132	(51)	2,376	2,128	12
Expenses						
- Administrative	(430,051)	(536,433)	(20)	(143,201)	(169,359)	(15)
- Finance	(45,577)	(22,948)	99	(12,950)	(8,327)	56
- Other operating	(23,731)	(51,820)	(54)	(4,146)	(31,223)	(87)
Share of results of associated companies	1,821	3,146	(42)	1,381	734	88
Share of results of joint ventures	(15)	2,545	N/M	(179)	(717)	(75)
(Loss)/profit before income tax	(502,097)	267,519	N/M	(127,915)	45,833	N/M
Income tax expense	(26,962)	(31,912)	(16)	(10,687)	(9,997)	7
Net (loss)/profit for the financial period	(529,059)	235,607	N/M	(138,602)	35,836	N/M
Net (loss)/profit attributable to:						
Equity holders of the Company	(529,718)	231,613	N/M	(138,882)	35,118	N/M
Minority interest	659	3,994	(84)	280	718	(61)
	(529,059)	235,607	N/M	(138,602)	35,836	N/M

1.(a)(ii) Notes to the Consolidated Income Statement

	Group			Group		
	YTD 2009 US$'000	YTD 2008 US$'000	% Increase/ (Decrease)	Q3 2009 US$'000	Q3 2008 US$'000	% Increase/ (Decrease)
(A) Investment Income	-	38	(100)	-	-	0
(B) Other Income Including Interest Income	11,680	11,761	(1)	5,296	3,646	45
(C) Interest on Borrowings	(34,466)	(17,430)	98	(10,276)	(7,004)	47
(D) Depreciation and Amortisation	(209,528)	(187,452)	12	(66,565)	(61,333)	9
(E) (Allowance for)/Write-back of Doubtful Debts and Bad Debts Written Off	(4,897)	(4,290)	14	1,666	(1,463)	N/M
(F) Write-back of Provision for Impairment in Value of Investments	10	4	150	-	-	0
(G) Foreign Exchange Gain/(Loss)	2,246	(8,277)	N/M	1,019	(12,025)	N/M
(H) Adjustment for Under Provision for Tax in Prior Years	(3,524)	(3,422)	3	(3,599)	(613)	487
(I) Profit/(Loss) on Sale of Investments, Property, Plant and Equipment and Investment Properties	4,217	23,749	(82)	(363)	2,263	N/M
(J) Write-off of Inventories	(118)	(56)	111	(159)	(42)	279

1.(a)(iii) Consolidated Statement of Comprehensive Income

	Group		Group	
	YTD 2009 US$'000	YTD 2008 US$'000	Q3 2009 US$'000	Q3 2008 US$'000
Net (loss)/profit for the financial period	(529,059)	235,607	(138,602)	35,836
Other comprehensive income:				
Fair value gains/(losses) on cash flow hedges	216,156	(96,220)	43,649	(106,821)
Fair value (gains)/losses on cash flow hedges transferred to the income statement	(33,662)	(52,091)	(69,822)	9,278
Fair value (losses)/gains on available-for-sale financial asset	(54)	29	20	(38)
Currency translation differences	3,973	(928)	4,349	(8,565)
Tax on fair value gains and losses	975	1,658	82	1,175
Other comprehensive income/(loss) for the financial period, net of tax	187,388	(147,552)	(21,722)	(104,971)
Total comprehensive (loss)/income for the financial period	(341,671)	88,055	(160,324)	(69,135)
Total comprehensive (loss)/income attributable to:				
Equity holders of the Company	(342,529)	84,943	(160,652)	(69,401)
Minority interest	858	3,112	328	266
	(341,671)	88,055	(160,324)	(69,135)

N/M: Not meaningful

1.(b)(i) Balance Sheets

	Group			Company		
	18 Sept 2009 US$'000	26 Dec 2008 US$'000	% Increase/ (Decrease)	18 Sept 2009 US$'000	26 Dec 2008 US$'000	% Increase/ (Decrease)
ASSETS						
Current Assets						
Cash and cash equivalents	733,954	429,219	71	368,880	15,760	2,241
Trade and other receivables [1]	781,378	828,706	(6)	1,525,626	594,207	157
Inventories at cost	191,113	159,015	20	-	-	0
Derivative financial instruments	129,106	11,293	1,043	-	5,473	(100)
Other current assets	81,145	62,296	30	2,779	1,669	67
Total current assets	1,916,696	1,490,529	29	1,897,285	617,109	207
Non-current Assets						
Investments in subsidiaries	-	-	0	994,695	994,695	0
Investments in associated companies	35,984	29,018	24	1	1	0
Investments in joint ventures	26,981	27,287	(1)	-	-	0
Available-for-sale financial asset	38	92	(59)	-	-	0
Property, plant and equipment	3,538,652	3,642,636	(3)	455,940	458,519	(1)
Investment properties	9,237	9,047	2	-	-	0
Deferred charges	7,477	3,245	130	37	45	(18)
Intangible assets	27,614	29,229	(6)	85	107	(21)
Goodwill arising on consolidation	129,095	129,095	0	-	-	0
Deferred income tax assets	2,529	3,683	(31)	-	-	0
Derivative financial instruments	2,298	-	N/M	-	-	0
Other non-current assets	84,696	80,730	5	1,707	2,295	(26)
Total non-current assets	3,864,601	3,954,062	(2)	1,452,465	1,455,662	(0)
TOTAL ASSETS	5,781,297	5,444,591	6	3,349,750	2,072,771	62
LIABILITIES						
Current Liabilities						
Trade and other payables	984,678	1,066,478	(8)	122,230	131,880	(7)
Current income tax liabilities	20,995	35,283	(40)	16,896	19,641	(14)
Borrowings	242,491	85,383	184	226,175	61,126	270
Provisions	86,931	100,933	(14)	9	330	(97)
Deferred income	263	-	N/M	-	-	0
Derivative financial instruments	1,069	94,739	(99)	-	5,473	(100)
Other current liabilities [2]	197,423	170,761	16	-	-	0
Total current liabilities	1,533,850	1,553,577	(1)	365,310	218,450	67
Non-current Liabilities						
Borrowings	934,088	1,159,262	(19)	40,000	31,580	27
Provisions	119,398	127,308	(6)	-	-	0
Deferred income	539	-	N/M	-	-	0
Deferred income tax liabilities	32,237	24,972	29	10,939	11,449	(4)
Other non-current liabilities	70,464	74,881	(6)	-	-	0
Total non-current liabilities	1,156,726	1,386,423	(17)	50,939	43,029	18
TOTAL LIABILITIES	2,690,576	2,940,000	(8)	416,249	261,479	59
NET ASSETS	3,090,721	2,504,591	23	2,933,501	1,811,292	62
EQUITY						
Share capital	1,815,727	845,379	115	1,815,727	845,379	115
Treasury shares	(5,216)	(5,216)	0	(5,216)	(5,216)	0
	1,810,511	840,163	115	1,810,511	840,163	115
Shares held by employee benefit trust	(2,591)	(1,413)	83	-	-	0
Treasury shares reserve	(1,195)	(1,195)	0	(1,195)	(1,195)	0
Retained earnings	1,088,898	1,657,862	(34)	1,086,915	935,304	16
Other reserves	152,566	(34,873)	N/M	37,270	37,020	1
Capital and reserves attributable to equity holders of the Company	3,048,189	2,460,544	24	2,933,501	1,811,292	62
Minority interest	42,532	44,047	(3)	-	-	0
TOTAL EQUITY	3,090,721	2,504,591	23	2,933,501	1,811,292	62
Net current assets/(liabilities)	382,846	(63,048)	N/M	1,531,975	398,659	284

[1] Trade receivables include the full freight revenue for voyages, which corresponds to the contractual rights stipulated in the standard Bill of Lading and is inclusive of the freight charges collectable at destination for Free on Board shipments.
[2] Other current liabilities relates to deferred revenue arising from the percentage-of-completion method for revenue recognition.

Certain comparative items have been reclassified to conform with current period's presentation. For the financial year ended 26 December 2008, unsecured bank loans of US$382 million and US$32 million for the Group and the Company respectively have been reclassified from current liabilities to non-current liabilities, after taking into consideration the expected timing of repayments as well as the contractual final maturity dates of the borrowings. Reclassification of unsecured bank loans for the Group and the Company from current liabilities to non-current liabilities is not required for the financial year ended 28 December 2007.

As at 18 September 2009, unsecured bank loans of US$150 million for the Group and the Company have been classified under current liabilities as the bank loans have been repaid in October 2009 using the net proceeds raised from the Rights Issue.

N/M: Not meaningful

1.(b)(ii) Borrowings

The Group As at 18 September 2009	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable on or before 17 September 2010, or on demand	8,612	226,077	7,802	242,491
Amount repayable on or before:				
23 September 2011	11,716	-	8,089	19,805
21 September 2012	10,303	-	7,454	17,757
20 September 2013	12,790	440,000	7,872	460,662
19 September 2014	13,226	-	8,384	21,610
Thereafter	51,267	94,864	268,123	414,254
	107,914	760,941	307,724	1,176,579

As at 26 December 2008	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in FY 2009, or on demand	6,507	74,087	4,789	85,383
Amount repayable in :				
FY 2010	11,359	-	5,097	16,456
FY 2011	10,915	-	5,405	16,320
FY 2012	11,883	21,780	5,715	39,378
FY 2013	12,890	409,800	6,051	428,741
Thereafter	58,819	394,349	205,199	658,367
	112,373	900,016	232,256	1,244,645

The bank loans are secured mainly on vessels, and the finance lease liabilities are secured mainly on vessels, equipment and motor vehicles.
The classification of borrowings takes into consideration the expected timing of repayments assessed at each reporting period as well as the contractual final maturity dates of the borrowings. Accordingly, for the financial year ended 26 December 2008, unsecured bank loans of US$382 million have been reclassified from "Amount repayable in FY 2009, or on demand" to "Amount repayable in FY 2012, FY 2013 and Thereafter".

1.(b)(iii) Operating Lease Commitments

The future aggregate minimum lease payable under non-cancellable operating leases of the Group are as follows:

The Group As at 18 September 2009	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of FY 2009	205,559	1,315	23,930	8,645	17,678	257,127
Amount repayable in :						
FY 2010	735,705	437	87,528	23,725	54,824	902,219
FY 2011	648,644	-	87,760	21,698	42,016	800,118
FY 2012	583,424	-	84,528	17,991	34,332	720,275
FY 2013	493,345	-	80,349	13,322	26,177	613,193
Thereafter	1,273,209	-	895,800	12,407	39,869	2,221,285
	3,939,886	1,752	1,259,895	97,788	214,896	5,514,217

As at 26 December 2008	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in FY 2009	723,461	12,810	90,066	23,786	69,652	919,775
Amount repayable in :						
FY 2010	726,817	501	88,548	17,937	46,548	880,351
FY 2011	648,565	-	88,646	16,322	34,895	788,428
FY 2012	583,345	-	84,462	13,580	26,588	707,975
FY 2013	493,267	-	80,245	11,062	20,513	605,087
Thereafter	1,242,869	-	895,318	12,390	28,065	2,178,642
	4,418,324	13,311	1,327,285	95,077	226,261	6,080,258

SEC Exemption
No. 82-2605

1.(c) **Consolidated Cash Flow Statement**

	Group			
	YTD 2009 US$'000	YTD 2008 US$'000	Q3 2009 US$'000	Q3 2008 US$'000
Cash Flows from Operating Activities				
(Loss)/profit before income tax	(502,097)	267,519	(127,915)	45,833
Adjustments for :				
Depreciation and amortisation	209,528	187,452	66,565	61,333
Fair value losses on hedges	59,805	3,261	2,053	380
Interest expense	34,466	17,430	10,276	7,004
Interest income	(4,958)	(6,340)	(2,376)	(1,760)
Investment income	-	(38)	-	-
Share-based compensation costs	4,822	8,701	1,418	2,561
Fair value losses/(gains) on shares held by employee benefit trust	947	(1,074)	496	(757)
Write-off of inventories	118	56	159	42
Net (profit)/loss on disposal of property, plant and equipment	(4,105)	(21,194)	365	(1,080)
Net profit on disposal of other assets	(112)	(2,555)	(2)	(1,183)
Net provision for impairment of assets	25	12	12	8
Net provision for liabilities	12,900	20,597	4,825	4,257
Share of results of associated companies	(1,821)	(3,146)	(1,381)	(734)
Share of results of joint ventures	15	(2,545)	179	717
Unrealised translation losses/(gains)	885	(3,209)	189	(1,656)
Operating cash flow before working capital changes	(189,582)	464,927	(45,137)	114,965
Changes in operating assets and liabilities				
Receivables	(75,620)	(72,315)	(187,113)	21,790
Inventories	(32,216)	(118,767)	(35,737)	(34,936)
Payables	(93,374)	193,280	86,402	10,392
Cash (used in)/generated from operations	(390,792)	467,125	(181,585)	112,211
Interest paid	(42,016)	(19,424)	(15,014)	(7,053)
Interest received	4,993	8,217	2,602	1,541
Net income tax paid	(16,710)	(33,948)	(1,233)	(7,807)
Net cash (outflow)/inflow from operating activities	(444,525)	421,970	(195,230)	98,892
Cash Flows from Investing Activities				
Acquisition of additional interests in subsidiaries	-	(8,603)	-	(12)
Investment in an associated company	(3,663)	(6,485)	-	-
Net proceeds from/(extension of) loans receivable	463	344	(22)	128
Investment income received	-	38	-	-
Dividends received from associated companies	-	537	-	437
Dividends received from joint ventures	100	1,260	100	1,260
Purchase of property, plant and equipment	(39,026)	(830,617)	(12,859)	(105,281)
Purchase of intangible assets	(1,673)	(1,989)	(75)	(1,389)
Proceeds from disposal of property, plant and equipment	24,322	35,102	5,045	3,763
Proceeds from disposal of other assets	225	2,272	-	286
Net cash outflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed [3]	-	(271)	-	(1,028)
Net cash outflow from investing activities	(19,252)	(808,412)	(7,811)	(101,836)
Cash Flows from Financing Activities				
Proceeds from borrowings	483,418	414,502	-	94,636
Net cash outflow contributed by employee benefit trust	(510)	(80)	(229)	(120)
Dividends paid to equity holders	(39,246)	(151,277)	-	(42,518)
Dividends paid to minority interest	(2,373)	(4,834)	-	-
Net proceeds from issue of new ordinary shares under the Rights Issue	965,694	-	965,694	-
Proceeds from issue of new ordinary shares	82	1,904	25	-
Proceeds from re-issuance of treasury shares	-	27	-	-
Purchase of treasury shares	-	(621)	-	-
Repayment of borrowings	(633,003)	(85,809)	(613,400)	(30,481)
Payment of costs incurred in connection with long term financing	(5,550)	(171)	-	(50)
Net cash inflow from financing activities	768,512	173,641	352,090	21,467
Net increase/(decrease) in cash and cash equivalents	304,735	(212,801)	149,049	18,523
Cash and cash equivalents at beginning of financial period	429,219	504,365	584,905	273,041
Cash and cash equivalents at end of financial period	733,954	291,564	733,954	291,564

[3] Summary of Effect of Disposal of Subsidiaries on the Group's Cash Flow

	Group			
	YTD 2009 US$'000	YTD 2008 US$'000	Q3 2009 US$'000	Q3 2008 US$'000
Net assets disposed :				
Current assets	-	1,768	-	1,038
Current liabilities	-	(1,343)	-	(860)
Net attributable assets disposed	-	425	-	178
Add : Foreign currency translation reserve	(110)	(595)	-	(1,361)
	(110)	(170)	-	(1,183)
Net profit on disposal of subsidiaries	110	1,478	-	1,183
Net proceeds from disposal of subsidiaries	-	1,308	-	-
Less : Cash of subsidiaries disposed	-	(1,579)	-	(1,028)
Net cash outflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	-	(271)	-	(1,028)

SEC Exemption
No. 82-2605

1.(d)(i) Statement of Changes in Equity

Capital and reserves attributable to equity holders of the Company

GROUP	Share capital	Treasury shares	Shares held by employee benefit trust	Treasury shares reserve	Retained earnings	Other reserves	Minority interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 27 December 2008	845,379	(5,216)	(1,413)	(1,195)	1,657,862	(34,873)	44,047	2,504,591
Dividends to equity holders	-	-	-	-	(39,246)	-	-	(39,246)
Dividends to minority interest	-	-	-	-	-	-	(2,373)	(2,373)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	3,404	-	3,404
- new shares issued	4,623	-	-	-	-	(4,566)	-	57
Purchase of shares by employee benefit trust	-	-	(1,011)	-	-	-	-	(1,011)
Sale of nil-paid rights by employee benefit trust	-	-	225	-	-	-	-	225
Total comprehensive (loss)/income for the financial period	-	-	-	-	(390,836)	208,959	530	(181,347)
Balance at 26 June 2009	850,002	(5,216)	(2,199)	(1,195)	1,227,780	172,924	42,204	2,284,300
Issue of shares	988,241	-	-	-	-	-	-	988,241
Share issues expenses	(22,547)	-	-	-	-	-	-	(22,547)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	1,418	-	1,418
- new shares issued	31	-	-	-	-	(6)	-	25
Purchase of shares by employee benefit trust	-	-	(157)	-	-	-	-	(157)
Purchase of Rights Shares by employee benefit trust	-	-	(235)	-	-	-	-	(235)
Total comprehensive (loss)/income for the financial period	-	-	-	-	(138,882)	(21,770)	328	(160,324)
Balance at 18 September 2009	1,815,727	(5,216)	(2,591)	(1,195)	1,088,898	152,566	42,532	3,090,721

Capital and reserves attributable to equity holders of the Company

GROUP	Share capital	Treasury shares	Shares held by employee benefit trust	Treasury shares reserve	Retained earnings	Other reserves	Minority interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 29 December 2007	840,738	(6,926)	(610)	(78)	1,726,025	102,769	45,299	2,707,217
Dividends to equity holders	-	-	-	-	(108,759)	-	-	(108,759)
Dividends to minority interest	-	-	-	-	-	-	(4,834)	(4,834)
Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	(962)	(962)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	6,140	-	6,140
- new shares issued	4,641	-	-	-	-	(2,737)	-	1,904
- treasury shares re-issued	-	2,331	-	(1,117)	-	(1,187)	-	27
Purchase of treasury shares	-	(621)	-	-	-	-	-	(621)
Purchase of shares by employee benefit trust	-	-	(446)	-	-	-	-	(446)
Total comprehensive (loss)/income for the financial period	-	-	(31)	-	196,495	(42,120)	2,846	157,190
Balance at 27 June 2008	845,379	(5,216)	(1,087)	(1,195)	1,813,761	62,865	42,349	2,756,856
Dividends to equity holders	-	-	-	-	(42,518)	-	-	(42,518)
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	2,561	-	2,561
Purchase of shares by employee benefit trust	-	-	(340)	-	-	-	-	(340)
Total comprehensive income/(loss) for the financial period	-	-	-	-	35,118	(104,519)	266	(69,135)
Balance at 19 September 2008	845,379	(5,216)	(1,427)	(1,195)	1,806,361	(39,093)	42,615	2,647,424

1.(d)(i) **Statement of Changes in Equity (continued)**

COMPANY	Share capital	Treasury shares	Treasury shares reserves	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 27 December 2008	845,379	(5,216)	(1,195)	935,304	37,020	1,811,292
Dividends to equity holders	-	-	-	(39,246)	-	(39,246)
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	3,404	3,404
- new shares issued	4,623	-	-	-	(4,566)	57
Total comprehensive income for the financial period	-	-	-	191,098	-	191,098
Balance at 26 June 2009	850,002	(5,216)	(1,195)	1,087,156	35,858	1,966,605
Issue of shares	988,241	-	-	-	-	988,241
Share issues expenses	(22,547)	-	-	-	-	(22,547)
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	1,418	1,418
- new shares issued	31	-	-	-	(6)	25
Total comprehensive loss for the financial period	-	-	-	(241)	-	(241)
Balance at 18 September 2009	1,815,727	(5,216)	(1,195)	1,086,915	37,270	2,933,501

COMPANY	Share capital	Treasury shares	Treasury shares reserves	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 29 December 2007	840,738	(6,926)	(78)	918,017	29,266	1,781,017
Dividends to equity holders	-	-	-	(108,759)	-	(108,759)
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	6,140	6,140
- new shares issued	4,641	-	-	-	(2,737)	1,904
- treasury shares re-issued	-	2,331	(1,117)	-	(1,187)	27
Purchase of treasury shares	-	(621)	-	-	-	(621)
Total comprehensive income/(loss) for the financial period	-	-	-	172,840	(5)	172,835
Balance at 27 June 2008	845,379	(5,216)	(1,195)	982,098	31,477	1,852,543
Dividends to equity holders	-	-	-	(42,518)	-	(42,518)
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	2,561	2,561
Total comprehensive loss for the financial period	-	-	-	(6,881)	(54)	(6,935)
Balance at 19 September 2008	845,379	(5,216)	(1,195)	932,699	33,984	1,805,651

1.(d)(ii) **Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles, as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding treasury shares of the issuer, as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.**

Issued and paid up capital
As at 18 September 2009, the Company's issued and paid-up capital (including treasury shares) comprised 2,580,409,087 (26 December 2008: 1,472,706,789) ordinary shares. The Company's issued and paid-up capital (excluding treasury shares) comprised 2,578,682,370 (26 December 2008: 1,470,980,072) ordinary shares.

Renounceable underwritten rights issue
On 2 June 2009, the Company announced a proposed renounceable underwritten rights issue (the "Rights Issue"), pursuant to which 1,105,135,048 new ordinary shares in the capital of the Company (the "Rights Shares") were issued at an issue price of S$1.30 for each Rights Share, on the basis of three Rights Shares for every four existing ordinary shares of the Company held by shareholders as at the books closure date (19 June 2009). The Rights Shares were alloted and issued on 16 July 2009.

Share options
As at 26 December 2008, there were 35,512,201 outstanding options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL Share Option Plan ("NOL SOP").

During the 9 months ended 18 September 2009, 71,000 and 33,924 share options were exercised to take up unissued shares of the Company at the subscription price of S$1.15 per share and S$1.05 per share respectively and 3,281,778 options were cancelled.

Additional 1,941,701 share options were granted under the NOL SOP as a result of the Rights Issue.

In addition, the Company granted 17,438,000 new options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL SOP.

As at 18 September 2009, options to subscribe for 51,505,200 ordinary shares remain outstanding under the NOL SOP.

Performance shares
As at 26 December 2008, there were 4,420,704 outstanding performance shares under the NOL Performance Share Plan ("NOL PSP").

During the 9 months ended 18 September 2009, 2,462,326 performance shares were vested on 2 January 2009 and 130,668 were cancelled.

Additional 127,941 shares were awarded under the NOL PSP to holders of the outstanding awards as a result of the Rights Issue.

As at 18 September 2009, 1,955,651 performance shares remain outstanding under the NOL PSP.

Treasury shares
As at 26 December 2008, there were 1,726,717 treasury shares that may be re-issued upon the exercise of options under the NOL SOP and the vesting of performance shares under the NOL PSP.

During the 9 months ended 18 September 2009, no treasury shares were re-issued by the Company pursuant to the NOL SOP and NOL PSP.

In addition, no shares were purchased for the purposes of fulfilling the Company's obligations under the NOL SOP and NOL PSP.

As at 18 September 2009, there were 1,726,717 treasury shares remaining that have not been re-issued.

2. Basis of Preparation

The preparation of the third quarter 2009 interim financial information in conformity with Singapore Financial Reporting Standards requires management to exercise its judgement in the process of applying the Neptune Orient Lines Limited Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities as at 18 September 2009 and the reported amounts of revenue and expenses during the financial period from 27 December 2008 to 18 September 2009. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

3. Negative Assurance Confirmation by the Board Pursuant to Rule 705(5) of the Listing Manual

On behalf of the board of directors of the Company, we, the undersigned, hereby confirm to the best of our knowledge that nothing has come to the attention of the board of directors of the Company which may render the interim financial information for the third quarter ended 18 September 2009 to be false or misleading in any material aspect.

On behalf of the board of directors

CHRISTOPHER LAU Director	RONALD WIDDOWS Director

Dated this 29 October 2009

4. Audit or Review of Figures

The figures have not been audited nor reviewed by our auditors.

5. Auditors' Report (including any qualifications or emphasis of matter)

N.A.

6. Accounting Policies

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 7(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 26 December 2008.

7.(a) If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.

On 27 December 2008, the Group and the Company early adopted the new or revised Singapore Financial Reporting Standards ("FRS"), which are effective for the financial period beginning on or after 1 January 2009.

The following are the FRS that are relevant to the Group and the Company:

FRS 1	: Presentation of Financial Statements - Revised presentation
Revised FRS 23	: Borrowing Costs
FRS 102	: Amendments to FRS 102 Share-based Payment: Vesting conditions and cancellations
FRS 107	: Amendments to FRS 107 Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments
FRS 108	: Operating Segments

The adoption of the above FRS did not have any significant impact on the Group and the Company except as discussed below:

1) FRS 1 Presentation of Financial Statements - Revised presentation

The revised standard requires:
- All changes in equity arising from transactions with owners in their capacity as owners to be presented separately from components of comprehensive income;
- Components of comprehensive income not to be included in statement of changes in equity;
- Items of income and expenses and components of other comprehensive income to be presented either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of comprehensive income);
- Presentation of restated balance sheet as at the beginning of the comparative period when entities make restatements or reclassifications of comparative information.

The Group has elected to present items of income and expenses and components of other comprehensive income in two separate statements (a consolidated income statement followed by a consolidated statement of comprehensive income).

2) Amendments to FRS 107 Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments

FRS 107 requires enhanced disclosures about fair value measurements and liquidity risk.

The required disclosures will be made accordingly in the full year financial statements of the Group and the Company.

3) FRS 108 Operating Segments

FRS 108 requires entities to disclose segment information based on the information reviewed by the entity's chief operating decision maker.

The required disclosures will be made accordingly in the full year financial statements of the Group and the Company.

7.(b) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

8.

GROUP	YTD 2009	YTD 2008 (Restated) [4]	Q3 2009	Q3 2008 (Restated) [4]
(Loss)/earnings per ordinary share after deducting any provision for preference dividends (adjusted to exclude shares held by employee benefit trust and treasury shares)				
a) Based on the weighted average number of ordinary shares on issue	**(28.52 US cts)**	**14.23 US cts**	**(5.91 US cts)**	**2.16 US cts**
b) On a fully diluted basis (detailing any adjustments made to the earnings)	**(28.52 US cts)**	**14.14 US cts**	**(5.91 US cts)**	**2.15 US cts**

[4] Restated for effects of the Rights Issue.

SEC Exemption
No. 82-2605

9. **Net Asset Value**

	Group			Company		
	18 Sept 2009 US$	26 Dec 2008 US$	Inc / (Dec) %	18 Sept 2009 US$	26 Dec 2008 US$	Inc / (Dec) %
Net Asset Value per ordinary share based on issued share capital (adjusted to exclude treasury shares) of the issuer	1.18 [5]	1.67	(29.34)	1.14 [5]	1.23	(7.32)

[5] **Net Asset Value as at 18 Sept 2009 computed on larger share base after the Rights Issue.**

10. **Review of the Performance of the Group**

Income Statement:

YTD 2009 vs YTD 2008
NOL Group achieved revenue of US$4.50 billion (YTD 2008: US$7.00 billion), a decrease of US$2.50 billion or 36% year-on-year (YoY). This is mainly due to decline in container shipping revenue from lower volumes and deteriorating freight rates.

The Group's cost of sales decreased by US$1.65 billion or 27% YoY to US$4.52 billion mainly due to lower variable costs associated with lower volumes, lower bunker costs and successful cost management initiatives.

Miscellaneous income declined by US$22 million or 66% YoY to US$11 million mainly due to lesser sales of property, plant and equipment resulting in decrease in profits on disposal of property, plant and equipment.

Finance and investment income decreased by US$5 million or 51% YoY to US$5 million mainly due to gain in YTD 2008 arising from forward contracts entered into for hedging of payments of dividend.

Administrative expenses declined by US$106 million or 20% YoY to US$430 million mainly due to costs savings associated with restructuring.

Finance expenses increased by US$23 million or 99% YoY to US$46 million mainly due to higher interest expense from higher average loan balance.

Other operating expenses declined by US$28 million or 54% YoY to US$24 million mainly due to foreign exchange gains in YTD 2009 as compared tc foreign exchange losses in YTD 2008, both arising mainly from revaluation of non-USD denominated balance sheet items.

The Group recorded net loss attributable to shareholders of US$530 million in YTD 2009 compared to a profit of US$232 million in YTD 2008. Losses in YTD 2009 was due mainly to losses incurred in the container shipping division which experienced significant decline in revenue as a result of lower volumes and deteriorating freight rates. Active cost management had achieved some mitigation in costs but was not enough to compensate for the decline in revenue.

Q3 2009 vs Q3 2008
NOL Group achieved revenue of US$1.56 billion (Q3 2008: US$2.35 billion), a decrease of US$0.79 billion or 34% year-on-year (YoY). This is mainly due to decline in container shipping revenue from lower volumes and deteriorating freight rates.

The Group's cost of sales decreased by US$0.57 billion or 27% YoY to US$1.54 billion mainly due to lower variable costs associated with lower volumes, lower bunker costs and active cost management initiatives.

Miscellaneous income declined by US$3 million or 52% YoY to US$3 million mainly due to lesser amortisation of deferred income and loss on disposal of property, plant and equipment in Q3 2009.

Administrative expenses declined by US$26 million or 15% YoY to US$143 million mainly due to costs savings associated with restructuring.

Finance expenses increased by US$5 million or 56% YoY to US$13 million mainly due to higher interest expense from higher average loan balance.

Other operating expenses declined by US$27 million or 87% YoY to US$4 million mainly due to foreign exchange gains in Q3 2009 as compared to foreign exchange losses in Q3 2008, both arising mainly from revaluation of non-USD denominated balance sheet items.

The Group recorded net loss attributable to shareholders of US$139 million in Q3 2009 compared to a profit of US$35 million in Q3 2008. Losses in Q3 2009 was mainly due to losses incurred in container shipping division which experienced significant decline in revenue as a result of lower volumes and deteriorating freight rates. Active cost management had achieved some mitigation in costs but was not enough to compensate for the decline in revenue.

Balance Sheet:
NOL Group's total assets increased by US$0.34 billion from US$5.44 billion as at 26 December 2008 to US$5.78 billion as at 18 September 2009. The increase in total assets was mainly due to increase in cash and cash equivalents as a result of net cash proceeds received after the completion of the Rights Issue.

The Group's total liabilities decreased by US$0.25 billion from US$2.94 billion as at 26 December 2008 to US$2.69 billion as at 18 September 2009. The decrease in total liabilities was due to decrease in derivative financial instruments, trade and other payables and borrowings. The decrease in derivative financial instruments was due to decrease in fair value losses of derivative financial instruments which were out-of-the-money as at YTD 2008 while the decline in borrowings was mainly due to net repayment using net proceeds from the Rights Issue.

The Group's total equity increased by US$0.59 billion from US$2.50 billion as at 26 December 2008 to US$3.09 billion as at 18 September 2009 mainly due to increase in share capital arising from issuance of new shares under the Rights Issue and net increase in other reserves arising from revaluation of derivative financial instruments, partially offset by losses incurred during YTD 2009.

Cashflow:
NOL Group's cash and cash equivalents increased by US$305 million from US$429 million as at 26 December 2008 to US$734 million as at 18 September 2009 mainly due to net cash inflow from financing activities of US$769 million, partially offset by net cash outflow from operations of US$445 million and net cash outflow from investing activities of US$19 million. The net cash inflow from financing activities was mainly due to net proceeds from the Rights Issue of US$966 million, partially offset by net repayment of borrowings of US$150 million. Net cash outflow from operations was mainly due to losses incurred during YTD 2009.

		YTD 2009 US$'m	YTD 2008 US$'m	Q3 2009 US$'m	Q3 2008 US$'m
(a)	**Revenue**				
	Container Shipping	3,789	5,981	1,312	2,038
	Logistics	670	996	234	315
	Terminals	335	429	123	146
	Others	6	10	2	4
	Elimination	(304)	(420)	(107)	(150)
	Total	**4,496**	**6,996**	**1,564**	**2,353**
(b)	**EBIT**				
	Container Shipping	(519)	177	(143)	9
	Logistics	41	47	17	17
	Terminals	15	54	8	23
	Others	(5)	3	-	3
	Total	**(468)**	**281**	**(118)**	**52**

SEC Exemption No. 82-2605

(c) Analysis by Business Units

(i) Container Shipping

YTD 2009 vs YTD 2008
Container shipping achieved YTD 2009 revenue of US$3.8 billion, a year-on-year (YoY) decrease of 37% mainly due to decline in volumes transported, coupled with freight rate decline across all major trade lanes.

Volume declined by 18% YoY, driven by a decline in global container trade.

YTD 2009 average revenue per FEU fell by 23% YoY mainly due to lower bunker recovery and freight rate deterioration across all key trade lanes, particularly Asia-Europe and Intra-Asia long-haul.

Adverse trading conditions resulted in YTD 2009 recording EBIT loss of US$519 million.

Q3 2009 vs Q3 2008
Container shipping achieved Q3 2009 revenue of US$1.3 billion, a year-on-year (YoY) decrease of 36% mainly due to lower volumes transported, coupled with freight rate deterioration across all major trade lanes.

Volume declined by 6% YoY due to a decline in volumes in Europe and Americas trade, partially offset by growth in Asia/Middle East trade.

Q3 2009 average revenue per FEU fell by 29% YoY mainly due to lower bunker recovery and freight rate deterioration across all major trade lanes.

Q3 2009 achieved utilisation rate of 93%.

The continued depressed trading conditions arising from the decline in global demand coupled with an industry capacity overhang resulted in Q3 2009 recording EBIT loss of US$143 million.

CONTAINER SHIPPING Q3 RESULTS 2009 and 2008
Unaudited

	YTD 2009	YTD 2008	Q3 2009	Q3 2008
Load Factors %				
Transpacific Eastbound	81%	91%	87%	90%
Asia-Europe Westbound	98%	93%	100%	93%
Transatlantic Westbound	75%	87%	86%	84%
Intra-Asia Westbound	90%	90%	94%	88%
Asia-Latin America/Mexico Eastbound	94%	99%	100%	100%
Headhaul	87%	91%	93%	90%
Volume ('000 FEU)				
Americas				
Transpacific	491	642	189	209
Latin America	122	153	45	50
	613	795	234	259
Europe				
Asia-Europe	256	342	88	111
Transatlantic	83	112	29	36
	339	454	117	147
Asia/Middle East				
Intra-Asia	604	642	235	216
Total Volume [6]	**1,556**	**1,891**	**586**	**622**
Operating Expenses (US$'m)				
Americas				
Transpacific	1,900	2,507	674	880
Latin America	423	579	135	198
	2,323	3,086	809	1,078
Europe				
Asia-Europe	681	1,170	211	413
Transatlantic	290	364	89	124
	971	1,534	300	537
Asia/Middle East				
Intra-Asia	1,014	1,184	346	414
Total Operating Expenses	**4,308**	**5,804**	**1,455**	**2,029**
Analysis of Expenses (US$'m)				
Operating Cost	3,833	5,266	1,301	1,854
General and Administrative	293	376	97	122
Depreciation and Amortisation	182	161	57	53
Others [7]	-	1	-	-
Total Operating Expenses	**4,308**	**5,804**	**1,455**	**2,029**

[6] Represents volume recognised from each Bill of Lading upon commencement of shipment on vessels.

[7] Others consists of minority interest and share of results of associated companies and joint ventures.

(c) **Analysis by Business Units (continued)**

(ii) **Logistics**

YTD 2009 vs YTD 2008
Logistics achieved YTD 2009 revenue of US$670 million, a year-on-year (YoY) decrease of 33% due to lower volumes across the various Logistics' services, coupled with lower freight rates in the forwarding business segment.

International Services achieved revenue of US$257 million, a YoY decrease of 35% due to a combination of lower shipment volume and lower freight rates in the forwarding business segment.

Contract Logistics achieved revenue of US$413 million, a YoY decrease of 31% due to lower volumes across various business units, particularly in the warehousing and trucking services.

Continued disciplined cost management efforts resulted in an overall improvement in EBIT margin from 4.7% in YTD 2008 to 6.1% in YTD 2009, even though Logistics EBIT declined by US$6 million or 13% YoY to US$41 million in YTD 2009.

Q3 2009 vs Q3 2008
Logistics achieved Q3 2009 revenue of US$234 million, a year-on-year (YoY) decrease of 26% due to lower volumes across the various Logistics' services, coupled with lower freight rates in the forwarding business segment.

International Services achieved revenue of US$92 million, a YoY decrease of 27% due to a combination of lower shipment volume and lower freight rates in the forwarding business segment.

Contract Logistics achieved revenue of US$142 million, a YoY decrease of 25% due to lower volumes across various business units, particularly in the business areas that service the automotive sector and related trucking services.

Despite a YoY decline in revenue of 26%, Logistics EBIT remained at US$17 million due to its continued disciplined cost management efforts. Operating cost and general and administrative expenses were reduced by 29% and 11% respectively, resulting in EBIT margin improvement from 5.4% in Q3 2008 to 7.3% in Q3 2009.

LOGISTICS Q3 RESULTS 2009 and 2008
Unaudited
US$ millions

	YTD 2009	YTD 2008	Q3 2009	Q3 2008
BY REGION				
Revenue				
Americas	436	612	149	196
Europe	64	140	23	40
Asia/Middle East	170	244	62	79
Total Revenue	670	996	234	315
BY BUSINESS SEGMENT				
Revenue				
Contract Logistics Services	413	602	142	189
International Services	257	394	92	126
Total Revenue	670	996	234	315
Operating Expenses				
Contract Logistics Services	399	579	136	183
International Services	230	370	81	115
Total Operating Expenses	629	949	217	298
EBIT				
Contract Logistics Services	14	23	6	6
International Services	27	24	11	11
Total EBIT	41	47	17	17
Analysis of Expenses				
Operating Cost	521	814	181	256
General and Administrative	101	127	34	38
Depreciation and Amortisation	8	8	3	3
Others [8]	(1)	-	(1)	1
Total Operating Expenses	629	949	217	298

[8] Others consists of minority interest and share of results of associated companies and joint ventures.

(c) **Analysis by Business Units (continued)**

(iii) **Terminals**

YTD 2009 vs YTD 2008
Terminals achieved YTD 2009 revenue of US$335 million, a year-on-year (YoY) decrease of 22% due to lower volume throughput in-line with industry-wide decline in global container trade.

YTD 2009 recorded volume throughput of approximately 1,305,000 lifts, a decline of 22% YoY.

Terminals achieved EBIT of US$15 million in YTD 2009, a YoY decrease of 72% due to lower volumes, partially offset by improvement in cost structure through implementation of various cost initiatives.

Q3 2009 vs Q3 2008
Terminals achieved Q3 2009 revenue of US$123 million, a year-on-year (YoY) decrease of 16% due to lower volume throughput, particularly along the US West Coast.

Q3 2009 recorded volume throughput of approximately 482,000 lifts, a decline of 13% YoY.

Terminals achieved EBIT of US$8 million in Q3 2009, a YoY decrease of 65% mainly due to lower volumes lifted. The impact from lower volume and revenue was partially offset by cost mitigation initiatives.

TERMINALS Q3 RESULTS 2009 and 2008
Unaudited

	YTD 2009	YTD 2008	Q3 2009	Q3 2008
Total Volume ('000 Lifts)	**1,305**	**1,670**	**482**	**557**
Analysis of Expenses (US$'m)				
Operating Cost	275	329	101	109
General and Administrative	30	35	9	11
Depreciation and Amortisation	15	14	5	4
Others [9]	-	(3)	-	(1)
Total Operating Expenses	**320**	**375**	**115**	**123**

[9] Others consists of minority interest and share of results of associated companies and joint ventures.

11. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

N.A.

12. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.**

Despite the cost saving measures that have been implemented and recent improvements in volumes and freight rates in certain trade lanes, NOL anticipates a continuation of adverse business operating conditions. In view of the severity of the downturn in container shipping, the company expects to incur significant losses in the fourth quarter of 2009 and at least through the first half of next year.

13. **Dividend**

(a) **Any dividend recommended for the current financial period reported on?**

Nil

(b) **Any dividend declared for the corresponding period of the immediately preceding financial year?**

Nil

(c) **Date payable**

N.A.

(d) **Books closure date**

N.A.

(e) **If no dividend has been declared (recommended), a statement to that effect.**

No dividend has been declared or recommended for the current financial period.

PART II - ADDITIONAL INFORMATION REQUIRED FOR QUARTERLY ANNOUNCEMENT

14 Interested Person Transactions

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	**YTD 2009 US$'000**	**YTD 2008 US$'000**	**Q3 2009 US$'000**	**Q3 2008 US$'000**
Transactions for the Purchase of Goods and Services				
Keppel Telecommunications & Transportation Ltd and its associates	-	156	-	-
PSA Corporation Limited and its associates	103,477	129,549	37,122	42,359
Sembcorp Marine Ltd and its associates	112	19,303	-	-
Singapore Petroleum Company Limited and its associates	6,709	12,586	-	5,459
Transactions for the Leasing-in of Assets				
Sembcorp Marine Ltd and its associates	2,199	2,850	714	681
Transactions for the Sale of Goods and Services				
Sembcorp Marine Ltd and its associates	355	-	109	-

The above relates to cumulative value of transactions (inclusive of GST) more than S$100K.

BY ORDER OF THE BOARD

WONG KIM WAH
Company Secretary

Dated this 29 October 2009

SEC Exemption
No. 82-2605

NOL

Press Release

NOL Announces Third Quarter 2009 Financial Results

Performance reflects difficult market conditions in container shipping

Singapore, 29 October 2009: Global container shipping, terminals and logistics group Neptune Orient Lines (NOL) today announced a net loss for third-quarter 2009 (3Q09) of US$139 million, compared with a net profit of US$35 million for the same period of 2008 (3Q08).

At the Core EBIT level NOL posted a loss of US$115 million for 3Q09.

Revenue for 3Q09 was down year-on-year by 34% to US$1.56 billion.

On a year-to-date basis, for the first three quarters of 2009, NOL has reported cumulative net losses of US$530 million.

FINANCIAL PERFORMANCE

	YTD09	YTD08	Change %	3Q09	3Q08	Change %
Revenue (US$m)	4,496	6,996	(36)	1,564	2,353	(34)
Core EBIT (US$m)	(468)	258	nm	(115)	49	nm
EBIT (US$m)	(468)	281	nm	(118)	52	nm
Net (loss)/profit (US$m)	(530)	232	nm	(139)	35	nm

nm: not meaningful

Announcing the results, NOL Group President and Chief Executive Officer, Mr Ronald D. Widdows, said: “As anticipated, the third quarter saw a continuation of adverse business operating conditions.”

“Despite some improvements in certain trades, container shipping freight rates remain at uneconomic levels.”

“In this environment, NOL Group is continuing to focus on cost management, productivity improvement and service delivery.

“Following the completion of our US$1 billion share rights issue during the quarter, we are well positioned to weather the ongoing downturn in container shipping. The company's balance sheet is strong, with net gearing at the end of the third quarter of 0.14 times and access to various committed credit facilities.”

BUSINESS SEGMENTS

For 3Q09, volumes carried by NOL's Container Shipping business, APL, were 6% less year-on-year at 586,000 FEUs (forty-foot equivalent unit). This was due to declines in volumes in Europe and Americas trade, partially offset by growth in Asia/Middle East trade. Over the last four weeks of the quarter, volumes were 1% higher compared to the corresponding period last year.

APL's average third-quarter 2009 overall headhaul utilisation level was 93%, compared to 90% in 3Q08.

Average revenue per FEU in 3Q09 was 29% lower year-on-year, mainly due to freight rate deterioration across all major trade lanes combined with lower bunker recovery.

Accordingly, 3Q09 revenue for Container Shipping was down year-on-year by 36% at US$1.31 billion.

APL posted a Core EBIT loss of US$140 million for 3Q09.

APL President, Mr Eng Aik Meng, said: "Volumes have been slowly improving since the early part of this year, with greater stability in global trade and the onset of the peak season. Nevertheless, our container shipping earnings continue to be depressed, showing the effect of reduced rates."

"APL's average revenue per FEU for the quarter was impacted by new contract pricing in the Transpacific trade which took effect in May and June of this year, marked by lower freight rates and bunker recovery."

"Active capacity management coupled with improved trade volumes saw a significant improvement in utilisation rates in the third quarter. APL continues to manage its network capacity to optimise utilisation rates and yield," said Mr Eng.

APL Logistics maintained its positive contribution to the Group's performance, delivering Core EBIT for 3Q09 of US$17 million, a decline of less than US$1 million.

This was achieved in the face of a year-on-year decline in revenue of 26%, to US$234 million, reflecting the business unit's continuing discipline in its cost management efforts.

Logistics' operating costs and general and administrative expenses were reduced by 29% and 11% respectively, resulting in Core EBIT margin improvement from 5.7% in 3Q08 to 7.3% in 3Q09.

APL Logistics President, Mr Jim McAdam, said: "Over this year APL Logistics has experienced significant revenue erosion as our customers' cargo movements have declined. The difficult business environment makes it more important than ever that we continue to work with customers to design and implement new, more innovative solutions to their supply chain needs."

The Terminals business segment achieved positive Core EBIT of US$8 million for 3Q09, a year-on-year decrease of 65%. This reflected lower volume throughput, particularly in its US West Coast facilities.

Revenues for Terminals in 3Q09 were US$123 million, 16% lower year-on-year. The impact of lower volumes and revenue was partially offset by cost mitigation initiatives.

OUTLOOK

Despite the cost saving measures that have been implemented and recent improvements in volumes and freight rates in certain trade lanes, NOL anticipates a continuation of adverse business operating conditions. In view of the severity of the downturn in container shipping, the company expects to incur significant losses in the fourth quarter of 2009 and at least through the first half of next year.

3Q09 OPERATING PERFORMANCE (vs 3Q08)

Container Shipping

- Revenue US$1.31 billion, down 36%
- Core EBIT loss of US$140 million
- EBIT loss of US$143 million
- Average revenue per FEU was 29% lower at US$2,219
- Volumes down 6% to 586,000 FEUs
- Headhaul utilisation averaged 93%

Logistics

- Revenue US$234 million, down 26%
- Core EBIT US$17 million, down 6%
- Core EBIT Margin increased to 7.3%

Terminals

- Revenue US$123 million, down 16%
- Core EBIT of US$8 million, down 65%
- Core EBIT Margin 6.5%, compared to 15.8% previously

-ENDS-

SEC Exemption
No. 82-2605

Note to editors:

Click here for the Corporate Presentation and Financial Statements.

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

SEC Exemption
No. 82-2605

3Q 2009 Performance Review

29 October 2009

Forward Looking Statements

The following presentation includes forward-looking statements, which involve known and unknown risks and uncertainties, that could cause actual results or performance to differ. Forward looking information is based on current views and assumptions of management, including, but not limited to, prevailing economic and market conditions. Such statements are not, and should not be interpreted as a forecast or projection of future performance.

SEC Exemption
No. 82-2605

1. 3Q09 Financial Highlights



By Ron Widdows
Group President & CEO

NOL

3Q 2009 Key Highlights

Key Highlights

- **3Q09 Financial Highlights**
  - Revenue of US$1.6 billion, a year-on-year decline of 34%
  - Core EBIT loss of US$115 million
  - Net loss of US$139 million
- **YTD09 Financial Highlights**
  - Revenue of US$4.5 billion, a year-on-year decline of 36%
  - Core EBIT loss of US$468 million
  - Net loss of US$530 million
- **Financial Strength**
  - Net gearing of 0.14x
  - Cash balance of US$734 million
  - Completion of US$1 billion gross proceeds from rights issue in 3Q09
  - Access to various committed credit facilities

Group Financials


Revenue (US$m)
6,996
4,496
2,353
1,564
YTD08
YTD09
3Q08
3Q09


Net profit/(loss) (US$m)
232
35
YTD08
YTD09
3Q08
3Q09
(139)
(530)

NOL

Container Shipping Volume and Group Core EBIT Trend

Continued efforts to manage costs coupled with seasonal improvement in global trade dynamics resulted in narrowing of losses since 1Q 2009.


Volume ('000 FEU)
900
600
300
0
600 Core EBIT (US$M)
400
200
0
-200
-400
568
606
622
492
412
489
586
102
90
49
-39
-190
-131
-115
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
Volume ('000 FEU)
Core EBIT (US$m)

Core EBIT Margin	4.9%	4.0%	2.1%	-2.0%	-14.4%	-9.4%	-7.3%

Note: 1Q and 4Q figures are normalised to 12 weeks to be consistent with 2Q and 3Q

Group Financial Highlights

US$m	YTD09	YTD08	% ▲	3Q09	3Q08	% ▲
Revenue	**4,496**	6,996	(36)	**1,564**	2,353	(34)
Core EBIT	**(468)**	258	nm	**(115)**	49	nm
• Non-recurring items	-	23	(100)	(3)	3	nm
EBIT	**(468)**	281	nm	**(118)**	52	nm
Net (loss) / profit	**(530)**	232	nm	**(139)**	35	nm
Basic EPS (US cents)	**(28.52)**	14.23*	nm	**(5.91)**	2.16*	nm

* Restated for effects of the Rights Issue.

Group Core EBIT Breakdown

US$m	YTD09	YTD08	% ▲	3Q09	3Q08	% ▲
Container Shipping	**(519)**	157	nm	**(140)**	8	nm
Logistics	**41**	48	(15)	**17**	18	(6)
Terminals	**15**	54	(72)	**8**	23	(65)
Others	**(5)**	(1)	400	**-**	-	-
Total Core EBIT	**(468)**	**258**	**nm**	**(115)**	**49**	**nm**

NOL

3Q09 Summary

- **Sequential improvement in volume as peak season takes shape**
- **Decline in rates on the newly negotiated Transpacific contracts limited the gains associated with peak season volume improvement**
- **Rates continue to be under pressure due to capacity overhang**
- **Early cost management initiatives partially compensated for current depressed trading conditions experienced by the Container Shipping division**
- **Terminals and Logistics continue to provide positive earnings to the Group**



NOL

Group Outlook

Despite the cost saving measures that have been implemented and recent improvements in volumes and freight rates in certain trade lanes, NOL anticipates a continuation of adverse business operating conditions. In view of the severity of the downturn in container shipping, the company expects to incur significant losses in the fourth quarter of 2009 and at least through the first half of next year.



By Cedric Foo
Group Deputy President & CFO

2. 3Q09 Financial Performance

Group Financial Highlights

US$m	YTD09	YTD08	% ▲	3Q09	3Q08	% ▲
Revenue	**4,496**	6,996	(36)	**1,564**	2,353	(34)
Core EBITDA	**(258)**	446	nm	**(48)**	110	nm
• Depreciation & Amortisation	(210)	(188)	12	(67)	(61)	9
Core EBIT	**(468)**	258	nm	**(115)**	49	nm
• Non-recurring items	-	23	(100)	(3)	3	nm
EBIT	**(468)**	281	nm	**(118)**	52	nm
• Gross Interest Expense	(35)	(17)	98	(10)	(7)	47
• Tax	(27)	(32)	(16)	(11)	(10)	7
Net (loss) / profit to equity holders	**(530)**	232	nm	**(139)**	35	nm

NOL

Group Revenue Breakdown

US$m	YTD09	YTD08	% ▲	3Q09	3Q08	% ▲
Container Shipping	**3,789**	5,981	(37)	**1,312**	2,038	(36)
Logistics	**670**	996	(33)	**234**	315	(26)
Terminals	**335**	429	(22)	**123**	146	(16)
Elimination/Others	**(298)**	(410)	(27)	**(105)**	(146)	(28)
Total Revenue	**4,496**	**6,996**	**(36)**	**1,564**	**2,353**	**(34)**


7% (Terminals)
14% (Logistics)
79% (Container Shipping)

3Q09 Revenue by business segment is stated before inter-segment elimination.

NOL

Group Core EBIT Breakdown

US$m	YTD09	YTD08	% ▲	3Q09	3Q08	% ▲
Container Shipping	**(519)**	157	nm	**(140)**	8	nm
Logistics	**41**	48	(15)	**17**	18	(6)
Terminals	**15**	54	(72)	**8**	23	(65)
Others	**(5)**	(1)	400	**-**	-	-
Total Core EBIT	**(468)**	**258**	**nm**	**(115)**	**49**	**nm**

Non-Recurring Items

US$m	YTD09	YTD08	3Q09	3Q08
1. Gain from asset disposals	**4**	24	**-**	3
2. Others	**(4)**	(1)	**(3)**	-
Total	-	23	**(3)**	3

Balance Sheet Highlights

US$m	18 Sept '09	26 Dec '08
Total Assets	5,781	5,445
Total Liabilities	2,690	2,940
Total Equity	3,091	2,505
Total Debt	1,177	1,245
Total Cash	734	429
Net Debt	443	816
Gearing (Gross)	0.38 x	0.50 x
Gearing (Net)	0.14 x	0.33 x
NAV per share (US$)	1.18*	1.67
(S$)	1.67*	2.42

*NAV as at 18 Sept 2009 computed on larger share base after the Rights Issue.

NOL

Cash Flow Highlights

US$m	YTD09	YTD08
Cash & Cash Equivalents - Beginning	**429**	**504**
Cash Inflow/(outflow)		
Operating Activities	(445)	422
Investing/Capex Activities	(19)	(808)
Financing Activities	769	174
Cash & Cash Equivalents – Closing	**734**	**292**

NOL

Capital Expenditure

US$m	YTD09 Actual	FY08 Actual
1. Vessels	5	249
2. Equipment / Facilities	5	551
3. Drydock	7	23
4. IT	17	48
5. Others	7	11
Total	**41**	**882**

NOL

Appendix

NOL

Group Fuel and Currency Exposures

Bunker

- The Group continues to recover part of its fuel price increases from customers through bunker adjustment factors.
- The Group also maintains a policy of hedging its bunker exposures.

Foreign exchange

- Major foreign currency exposures are in Euro, Chinese Renminbi, Singapore Dollar and Japanese Yen.
- The Group maintains a policy of hedging its foreign exchange exposures.

Container
Shipping

3. Container Shipping



By Eng Aik Meng
President, APL

SEC Exemption
No. 82-2605

Container Shipping 3Q09 Highlights

- Container shipping achieved 3Q09 revenue of US$1.3 billion, a year-on-year (YoY) decrease of 36% mainly due to lower volumes transported, coupled with freight rate deterioration across all major trade lanes.
  - Volume declined by 6% YoY due to a decline in volumes in Europe and Americas trade, partially offset by growth in Asia/Middle East trade.
  - 3Q09 average revenue per FEU fell by 29% YoY mainly due to lower bunker recovery and freight rate deterioration across all major trade lanes.
  - 3Q09 achieved utilisation rate of 93%.
- The continued depressed trading conditions arising from the decline in global demand coupled with an industry capacity overhang resulted in 3Q09 recording a Core EBIT loss of US$140 million.

Container Shipping Profit & Loss Summary

US$m	YTD09	YTD08	% ▲	3Q09	3Q08	% ▲
Revenue	**3,789**	5,981	(37)	**1,312**	2,038	(36)
Core EBITDA	**(337)**	318	nm	**(83)**	61	nm
• Depreciation & Amortisation	(182)	(161)	13	(57)	(53)	8
Core EBIT	**(519)**	157	nm	**(140)**	8	nm
• Non-recurring items	-	20	(100)	(3)	1	nm
EBIT	**(519)**	177	nm	**(143)**	9	nm
Core EBIT Margin (%)	**(13.7)**	2.6		**(10.7)**	0.4	
EBIT Margin (%)	**(13.7)**	3.0		**(10.9)**	0.4	

Container Shipping Volume Growth

'000 FEUs	YTD09	YTD08	% ▲	3Q09	3Q08	% ▲
Americas	**613**	**795**	**(23)**	**234**	**259**	**(10)**
Transpacific	491	642	(24)	189	209	(10)
Latin America	122	153	(20)	45	50	(10)
Europe	**339**	**454**	**(25)**	**117**	**147**	**(20)**
Asia-Europe	256	342	(25)	88	111	(21)
Transatlantic	83	112	(26)	29	36	(19)
Asia/Middle East	**604**	**642**	**(6)**	**235**	**216**	**9**
Total	**1,556**	**1,891**	**(18)**	**586**	**622**	**(6)**

Container Shipping : Volume Mix

- Intra-Asia trade mix grows as greater demand decline occurred in the other East/West trades.
- Trade volume mix continues to be managed to maximise yields.


40% (Asia/Middle East)
8% (Latin America)
32% (Transpacific)
15% (Asia-Europe)
5% (Transatlantic)

3Q09 Volume breakdown


35% (Asia/Middle East)
8% (Latin America)
33% (Transpacific)
18% (Asia-Europe)
6% (Transatlantic)

3Q08 Volume breakdown

Container Shipping Average Revenue/FEU

US$/FEU	YTD09	YTD08	% ▲	3Q09	3Q08	% ▲
Americas	3,314	3,752	(12)	2,986	4,039	(26)
Europe	2,107	3,190	(34)	2,247	3,207	(30)
Asia/Middle East	1,422	2,002	(29)	1,443	1,982	(27)
Total	**2,316**	**3,023**	**(23)**	**2,219**	**3,127**	**(29)**

Volume and Average Revenue/FEU Trend

Volume has been slowly improving since the earlier parts of the year as greater stability occur in global trade and peak season takes place. Average revenue/FEU declined since the end of 2008 due to lower bunker surcharges and underlying freight rates. Recent renewal of Transpacific contracts in May/June have also impacted overall average revenue/FEU in 3Q09.


Average Period Volume (RHS)
Average Revenue per FEU (LHS)
US$/FEU
'000 FEU/ week
3,200
3,000
2,800
2,600
2,400
2,200
2,000
70.0
60.0
50.0
40.0
30.0
20.0
10.0
-
3Q08 Average Revenue/FEU US$3,127
3Q09 Average Revenue/FEU US$2,219
P1 P2 P3 P4 P5 P6 P7 P8 P9 P10 P11 P12
2007
2008
2009
Period

Note: Average Period volumes are normalised based on number of weeks in the period

Container Shipping Network Capacity & Utilisation

Active capacity management coupled with improvement in trade volumes resulted in a recovery in utilisation rates during 3Q09 as compared to 2Q09. Network capacity continue to be managed to optimise utilisation rates and yield.


Average Capacity (weekly TEUs)
Utilisation %
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
100%
80%
60%
40%
20%
0%
98%
98%
99%
93%
95%
90%
90%
83%
80%
87%
93%
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2007
2008
2009

Note: Figures are based on the headhaul leg of main linehaul services
The capacity figures takes into account "winter program" initiations.

NOL

Container Shipping : Americas

	YTD09	YTD08	% ▲	3Q09	3Q08	% ▲
Total Volumes ('000 FEUs)	**613**	**795**	**(23)**	**234**	**259**	**(10)**
• Transpacific	491	642	(24)	189	209	(10)
• Latin America	122	153	(20)	45	50	(10)
Average Revenue (US$/FEU)	**3,314**	**3,752**	**(12)**	**2,986**	**4,039**	**(26)**

- **Transpacific :** US economic uncertainties and decline in consumer spending has continued to impact Transpacific volumes. However, recent sequential improvement in trade dynamics has resulted in lower decline in volumes during 3Q09. Average revenue per FEU declined year-on-year in 3Q09 due to renewal of annual contracts in May/June at lower rates coupled with lower bunker recovery.
- **Latin America :** Latin America trade volumes were adversely impacted by overall global economic uncertainties, while freight rates came under pressure in the eastbound trade due to higher industry supply-demand gap and lower bunker recovery.

NOL

Container Shipping : Europe

	YTD09	YTD08	% ▲	3Q09	3Q08	% ▲
Total Volumes ('000 FEUs)	**339**	**454**	**(25)**	**117**	**147**	**(20)**
• Asia-Europe	256	342	(25)	88	111	(21)
• Transatlantic	83	112	(26)	29	36	(19)
Average Revenue (US$/FEU)	**2,107**	**3,190**	**(34)**	**2,247**	**3,207**	**(30)**

- **Asia-Europe :** Volumes in in Asia-Europe were adversely affected by the global recession. Freight rates continue to experience significant year-on-year decline even after recent improvement in freight rates have been achieved. This is driven by oversupply in the trade lane and highly competitive pricing behavior since 2008.
- **Transatlantic :** The Transatlantic route experienced a decline in trade volumes arising from global economic uncertainties, particularly in the US and Europe. As a consequence, freight rate also came under pressure.

NOL

Container Shipping : Asia/Middle East

	YTD09	YTD08	% ▲	3Q09	3Q08	% ▲
Total Volumes ('000 FEUs)	**604**	**642**	**(6)**	**235**	**216**	**9**
Average Revenue (US$/FEU)	**1,422**	**2,002**	**(29)**	**1,443**	**1,982**	**(27)**

- **Asia/Middle East:** 3Q09 Asia/Middle East volumes rose by 9% year-on-year mainly due to improvement in backhaul and short-sea trades. Average revenue saw significant deterioration due to competitive pressures arising from cascading of tonnage from other trades since last year.

NOL

Container Shipping Trade Imbalance

Decline in headhaul demand has resulted in improved trade balance on the major East/West trades.

No. of FEUs that are full backhaul for every 10 FEUs full headhaul

Trade	2007	2008	YTD09
• Transpacific	6	7	7
• Asia-Europe	7	7	8
• Transatlantic	10	10	9

NOL

Logistics

4. Logistics



By Jim McAdam
President, APL Logistics

NOL

Logistics 3Q09 Highlights

- Logistics achieved 3Q09 revenue of US$234 million, a year-on-year (YoY) decrease of 26% due to lower volumes across the various Logistics' services, coupled with lower freight rates in the forwarding business segment.
  - International Services achieved revenue of US$92 million, a YoY decrease of 27% due to a combination of lower shipment volume and lower freight rates in the forwarding business segment.
  - Contract Logistics achieved revenue of US$142 million, a YoY decrease of 25% due to lower volumes across various business units, particularly in the business areas that service the automotive sector and related trucking services.
- Despite a YoY decline in revenue of 26%, Logistics achieved a Core EBIT of US$17 million, a decline of less than US$1 million YoY, due to its continued discipline cost management efforts.
- Operating cost and general and administrative expenses were reduced by 29% and 11% respectively resulting in Core EBIT margin improvement from 5.7% in 3Q08 to 7.3% in 3Q09.

NOL

Logistics Profit & Loss Summary

Business Segment (US$m)	YTD09	YTD08	% ▲	3Q09	3Q08	% ▲
Revenue	**670**	**996**	**(33)**	**234**	**315**	**(26)**
• Contract Logistics	413	602	(31)	142	189	(25)
• International Services	257	394	(35)	92	126	(27)
Core EBIT	**41**	**48**	**(15)**	**17**	**18**	**(6)**
• Contract Logistics	14	23	(39)	6	6	-
• International Services	27	25	8	11	12	(8)
Core EBIT Margin (%)	**6.1**	**4.8**		**7.3**	**5.7**	
• Contract Logistics (%)	3.4	3.8		4.2	3.2	
• International Services (%)	10.5	6.3		12.0	9.5	

NOL

Logistics' Revenue Trend – By Region

The decline in global trade affected revenue contribution from all regions, particularly in Europe where decline in volume was compounded by decline in freight rate in the forwarding segment.


26% (Asia/Middle East)
$62
64% (Americas)
$23
$149
10% (Europe)

3Q09 Revenue Breakdown – by Region (US$m)


25% (Asia/Middle East)
$79
62% (Americas)
$40
$196
13% (Europe)

3Q08 Revenue Breakdown – by Region (US$m)

NOL

Logistics' Revenue Trend – By Customer Segment

All sectors were affected by lower volumes due to the global recession, particularly the auto sector. Retail showed relative strength due to the continued demand for basic necessities and replenishing of inventory.


4% (Electronics/Hi tech)
14% (Others)
31% (Auto/Industrial)
17% (Consumer)
34% (Retail)

3Q09 Revenue Breakdown – by Customer Segment


4% (Electronics/Hi tech)
14% (Others)
33% (Auto/Industrial)
18% (Consumer)
31% (Retail)

3Q08 Revenue Breakdown – by Customer Segment

NOL

Terminals



By Steve Schollaert
President, APL Terminals

5. Terminals

NOL

Terminals 3Q09 Highlights

- Terminals achieved 3Q09 revenue of US$123 million, a year-on-year (YoY) decrease of 16% due to lower volume throughput, particularly along the US West Coast.
  - 3Q09 recorded volume throughput of approximately 482,000 lifts, a decline of 13% YoY.
  - Sequential improvement in volume from 2Q09 to 3Q09 by 22% due to a combination of greater stability in global trade coupled with seasonal peak volumes.
- Terminals achieved a Core EBIT of US$8 million in 3Q09, a YoY decrease of 65% mainly due to lower volumes lifted. The impact from lower volume and revenue was partially offset by cost mitigation initiatives.

NOL

Terminals Profit & Loss Summary

US$m	YTD09	YTD08	% ▲	3Q09	3Q08	% ▲
Revenue	**335**	429	(22)	**123**	146	(16)
Core EBITDA[1]	**30**	68	(56)	**13**	27	(52)
• Depreciation & Amortisation	(15)	(14)	7	(5)	(4)	25
Core EBIT[1]	**15**	54	(72)	**8**	23	(65)
Core EBIT Margin (%)	**4.5**	12.6		**6.5**	15.8	
Volume ('000 lifts)	**1,305**	**1,670**	**(22)**	**482**	**557**	**(13)**
Average Revenue (US$/Lift)	**257**	**257**	**-**	**255**	**262**	**(3)**

[1] Includes share of results from a joint venture.

Terminals : Volume Mix

Continued network adjustments in the industry has resulted in greater proportion of APL volume and lower proportion of 3rd party and Alliance partners' volumes.


22% (Alliance partners)
8% (3rd party)
70% (APL)

3Q09 Volume breakdown


24% (Alliance partners)
9% (3rd party)
67% (APL)

3Q08 Volume breakdown

SEC Exemption
No. 82-2605

End of Presentation
Thank You

Neptune Orient Lines Ltd
456 Alexandra Road,
NOL Building
Singapore 119962
Tel: (65) 6278 9000
Fax: (65) 6278 4900
Company registration
number : 196800632D
Website: www.nol.com.sg

NOL